Exhibit 99.1

Third Quarter 2019 Earnings Conference Call November 1, 2019 WORKING TOGETHER POWERING GROWTH

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information included in this presentation reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : TEP renewable energy target ; FortisBC's 2030 GHG emission goal ; expected expenditures related to the FortisBC energy conservation and efficiency projects ; forecast capital expenditures for 2019 and the period from 2020 through 2024 ; forecast rate base for 2019 and the period from 2020 through 2024 ; targeted average annual dividend growth through 2024 ; the expected timing and outcome of regulatory decisions ; forecast credit metrics for 2019 and the period from 2020 through 2024 ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Southline Transmission Project and Oso Grande Wind Project, FortisBC Lower Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project and Tilbury 1 B . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such risk factors or assumptions include, but are not limited to : reasonable regulatory decisions by utility regulators and the expectation of regulatory stability ; the implementation of the Corporation's five - year capital expenditure plan ; no material capital project and financing cost overruns related to any of the Corporation's capital projects ; sufficient human resources to deliver service and execute the capital expenditure plan ; the realization of additional opportunities ; the impact of fluctuations in foreign exchange ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to mid - year rate base. FORWARD LOOKING INFORMATION 2

BARRY PERRY FORTIS INC. PRESIDENT & CEO

2019 Investor Day Held in Novi, MI Q4 2019 Dividend Increased 6.1% Invested $2.6B in Capital Through September THIRD QUARTER BUSINESS HIGHLIGHTS 4 Q3 Earnings Aligned With Expectations

TEP Approaching 2030 Renewable Energy Goal of 30% by 2021 ------------------------------------------------------------------------------------------------------- Process Now Underway to Establish New Goals Connecting First Nations to Cleaner Energy -------------------------------------------------------------------------- Financial Close and Notice to Proceed Issued in October 2019 Target of 30% Reduction in Customer GHG Emissions by 2030 20MW Utility - Scale Battery Storage Project Approved DELIVERING ENERGY AS CLEAN AS WE CAN, AS FAST AS WE CAN 5

FORTISBC's CLEAN GROWTH PATHWAY



Energy Efficiency

Conservation & Efficiency Programs Increased to ~$370M



Renewable Natural Gas

Currently Operate Five RNG Facilities(1)

Regulatory Approval Received to Produce RNG at Vancouver Landfill



LNG Bunkering

Positioning BC as a Domestic & International Bunkering Hub

Provincial Government Supportive of LNG Marine Bunkering



Zero & Low-Carbon Transportation

FortisBC Will Operate 19 Charging Stations by End of 2019

Owns and Operates Five Compressed Natural Gas Stations

(1) Locations include Sea Breeze Dairy Farm, Surry Biofuel Facility, Fraser Valley Biogas, Salmon Arm Landfill & Glenmore Landfill.

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OUR NEW FIVE - YEAR PLAN 7 $18.3B CAPITAL PLAN ~7% RATE BASE GROWTH ~6% DIVIDEND GROWTH GUIDANCE

LOW RISK, HIGHLY EXECUTABLE $18.3B CAPITAL PLAN Smaller Projects 80% U.S. 54% Major Projects (1) 20% Canada 41% Caribbean 5% 8 (1) Capital projects with a total project cost of $200 million or greater and excludes ongoing capital maintenance projects. Regulated 99% Non - Regulated 1%

2020 - 2024 RATE BASE (1) 2019F 2020F 2021F 2022F 2023F 2024F Regulated - Canadian & Caribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $36.8 Rate base grows over $10B to $38.4B during 5 - year period $38.4 $34.5 $32.5 $30.7 $28.0 9 (1) Rate base is translated at a forecast USD/CAD foreign exchange rate of $1.32.

72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20F 22F 24F DIVIDEND GUIDANCE SUPPORTED BY GROWTH STRATEGY Dividend Payments 46 YEARS OF CONSECUTIVE DIVIDEND INCREASES 10 $0.5 $1.0 $1.5 $2.0 Forecast Dividend Payments $2.5 6 % AVERAGE ANNUAL DIVIDEND GROWTH GUIDANCE EXTENDED TO 2024 73

JOCELYN PERRY FORTIS INC. EVP & CFO

THIRD QUARTER RESULTS 12 Q3 Reflects Rate Base Growth Tempered by Lower Rainfall in Belize YTD Results Impacted by Weather at UNS in Q2 and Drought Conditions in Belize $484M Net Gain Recognized in Q2 for Waneta Asset Sale $0.65 $0.64 Q3 2018 Q3 2019 Reported EPS Adjusted EPS (1) $1.98 $3.02 YTD 2018 YTD 2019 $0.65 $0.66 Q3 2018 Q3 2019 $1.95 $1.93 YTD 2018 YTD 2019 (1) Non - US GAAP measure

EPS DRIVERS: THIRD QUARTER


FORTIS
Includes weather-related impacts of ($0.01)
$0.65
$0.02
$0.01
($0.01)
($0.01)
$0.66
Q3 2018 Adjusted EPS(1)
U.S. Transmission (ITC)
UNS Energy
Energy Infrastructure(2)
Corporate & Other(3)
Q3 2019 Adjusted EPS(1)

Increase in Quarterly EPS Tempered by Weather And Higher Common Shares

UNS Weather in Q3 Comparable to 2018

(1) Non-US GAAP measure
(2) Includes weather impacts of ~$0.01 on EPS related to lower rainfall in Belize. Excludes earnings impact related to the disposition of Waneta.
(3) Includes Corporate costs, weighted average common share impacts and the net impact of the disposition of Waneta. During the quarter, there was no net earnings impact related to the Waneta disposition.

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$ 1.95 $ 0.05 $0.04 Q3 YTD 2018 Adjusted EPS U.S. Transmission (ITC) Foreign Exchange Central Hudson Western Canadian Electric & Gas Energy Infrastructure UNS Energy Corporate & Other Q3 YTD 2019 Adjusted EPS (1) (2) EPS DRIVERS: SEPTEMBER YEAR - TO - DATE 14 ($0.06) (1) (3) (1) Non - US GAAP measure (2) Reflects higher average U.S. dollar - to - Canadian dollar foreign exchange rate of $1.33 YTD 2019 versus $1.29 YTD 2018. (3) Includes FortisBC Energy, FortisBC Electric and FortisAlberta . (4) Excludes earnings impact related to the disposition of Waneta. Includes weather impacts of ~$0.04 on EPS related to lower rai nfa ll in Belize. (5) Includes weather impacts of ~$0.03 on EPS related to cooler temperatures in Q2 2019. (6) Includes Corporate costs, weighted average common share impacts and the net earnings impact as a result of the disposition of Wa neta. $0.01 $0.01 ($0.05) ($0.02) (4) (5) (6) Includes weather - related impacts of ($0.07) $1.93

FORTIS

CURRENT REGULATORY OUTLOOK

ITC
A FORTIS COMPANY

- Final decision pending from FERC on MISO Base ROE
- Notices of Inquiry issued by FERC in 2019 on incentive policies for transmission investment and methodology for establishing base ROEs

UNS
UNS Energy Corporation
A Fortis Company

- TEP rate case filed with the ACC on April 1, 2019 using a December 31, 2018 test year
- Requested 10.35% ROE & 53% equity thickness on US$2.7B of rate base
- Intervenor testimony filed in October 2019

FORTIS BC

- 2020-2024 Multi-Year Rate Plan filed in March 2019
- Filed for interim rates to be effective January 1, 2020

FORTIS ALBERTA

- AUC order received in September 2019 changing AESO contribution policy
- Order prevents future transmission-related investments at FortisAlberta and impacts ~$400M of rate base
- Filed for a Review and Variance and filing is under review by the AUC

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STRENGTHENING CREDIT METRICS 16 RECOVERING FROM U.S. TAX REFORM 2018 2019F CFO/Debt (4) ~10.5% ~11% Holdco Debt/Total Debt (4) ~39% ~36% 2020 - 2024 Business Plan Average CFO/Debt (4) ~12% 2024 Holdco Debt/Total Debt (4) ~32% (1) Cash from operations after net dividends and customer contributions. (2) Regulated and corporate debt issuances, net of repayments. (3) Also includes shares issued under the Corporation’s employee stock purchase plan and stock option plan. (4) Based on Moody’s methodology: ( i ) cash from operations (“CFO”) is before changes in working capital and is reduced by 50% of preference share dividends; and (ii ) holdco debt and total debt reflect 50% of preference share balance and other adjustments, where applicable. Holdco debt reflects Fortis Inc. corpo rat e debt and debt outside its regulated utilities. Cash From Operations (1) 73% 5 - Year Capital Plan of $18.3B ATM (3) 3% Debt (2) 24% FUNDING PLAN

17 WHY INVEST IN FORTIS? STRONG GROWTH PROFILE WELL - RUN BUSINESSES VIRTUALLY ALL REGULATED FOCUSED ON ENERGY DELIVERY SUSTAINABILITY LEADER 6% DIVIDEND GUIDANCE HIGHLY DIVERSIFIED INNOVATIVE

18 EXPECTED UPCOMING EVENTS Expected Earnings Release Dates Upcoming Events EEI – 54 th Financial Conference November 10 - 12, 2019 Q4 2019 February 13, 2020 Q1 2020 May 6, 2020

Third Quarter 2019 Earnings Conference Call November 1, 2019 WORKING TOGETHER POWERING GROWTH

Appendix WORKING TOGETHER POWERING GROWTH

21 Q3 2019 RESULTS BY SEGMENT Third Quarter Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) Q3 2019 Adjustment Adjusted Q3 2019 (1) Q3 2018 Adjustment Adjusted Q3 2018 (1) Adjusted Q3 Variance Regulated – Independent Electric Transmission ITC 107 - 107 97 - 97 10 Regulated – US Electric & Gas UNS Energy 139 - 139 135 - 135 4 Central Hudson 16 - 16 17 - 17 (1) 155 - 155 152 - 152 3 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy (22) - (22) (22) - (22) - FortisAlberta 37 - 37 39 - 39 (2) FortisBC Electric 11 - 11 12 - 12 (1) Other Electric (2) 32 - 32 30 - 30 2 58 - 58 59 - 59 (1) Non - Regulated Energy Infrastructure (4) 9 5 12 1 13 (8) Corporate and Other (38) - (38) (44) - (44) 6 Net Earnings Attributable to Common Equity Shareholders 278 9 287 276 1 277 10 Weighted Average Shares (# millions) 437.4 437.4 437.4 425.6 425.6 425.6 11.8 EPS $0.64 $0.02 $0.66 $0.65 $0.00 $0.65 $0.01 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities.

22 SEPTEMBER YEAR TO DATE 2019 RESULTS BY SEGMENT September YTD Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) Septemb er YTD 2019 Adjustment Adjusted September YTD 2019 (1) Septemb er YTD 2018 Adjustment Adjusted September YTD 2018 (1) Adjusted September YTD Variance Regulated – Independent Electric Transmission ITC 300 - 300 269 - 269 31 Regulated – US Electric & Gas UNS Energy 254 - 254 266 - 266 (12) Central Hudson 55 - 55 50 - 50 5 309 - 309 316 - 316 (7) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 88 - 88 83 - 83 5 FortisAlberta 98 - 98 98 - 98 - FortisBC Electric 42 - 42 43 - 43 (1) Other Electric (2) 84 - 84 83 - 83 1 312 - 312 307 - 307 5 Non - Regulated Energy Infrastructure 12 13 25 50 16 66 (41) Corporate and Other 376 (484) (108) (103) (30) (133) 25 Net Earnings Attributable to Common Equity Shareholders 1,309 (471) 838 839 (14) 825 13 Weighted Average Shares (# millions) 433.3 433.3 433.3 423.8 423.8 423.8 9.5 EPS $3.02 $(1.09) $1.93 $1.98 $(0.03) $1.95 $(0.02) (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities.

23 ADJUSTED EARNINGS RECONCILIATION Non - US GAAP Reconciliation ($millions, except for common share data) Q3 2019 Q3 2018 Variance September YTD 2019 September YTD 2018 Variance Net Earnings Attributable to Common Equity Shareholders 278 276 2 1,309 839 470 Adjusting Items: Unrealized loss on mark - to - market of derivatives (1) 9 1 8 13 16 (3) Gain on disposition (2) - - - (484) - (484) Consolidated state income tax election (3) - - - - (30) 30 Adjusted Net Earnings Attributable to Common Equity Shareholders 287 277 10 838 825 13 Adjusted EPS $0.66 $0.65 $0.01 $1.93 $1.95 $(0.02) (1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy In fr astructure segment. (2) G ain, net of expenses, on the sale of the 51% ownership interest in the Waneta Expansion hydroelectric generating facility. T he sale closed on April 16, 2019. (3) Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment.

Rate Base (1) ($billions) 2019F 2020F 2021F 2022F 2023F 2024F 3 - Year CAGR to 2022 5 - Year CAGR to 2024 Regulated - Independent Electric Transmission ITC (2) 8.8 9.5 10.2 10.8 11.4 12.0 7.2% 6.4% Regulated - US Electric & Gas UNS Energy 5.0 5.8 6.1 6.4 6.8 6.9 8.6% 6.5% Central Hudson 1.9 2.1 2.2 2.4 2.6 2.8 9.0% 8.2% Total Regulated - US Electric & Gas 6.9 7.9 8.3 8.8 9.4 9.7 8.7% 7.0% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 4.5 5.0 5.1 5.4 6.1 6.6 6.4% 7.8% FortisAlberta 3.5 3.7 3.9 4.1 4.2 4.3 4.8% 4.1% FortisBC Electric 1.3 1.4 1.5 1.5 1.5 1.5 3.6% 3.0% Other Electric (3) 3.0 3.2 3.5 3.9 4.2 4.3 9.2% 7.9% Total Regulated - Canadian & Caribbean Electric & Gas 12.3 13.3 14.0 14.9 16.0 16.7 6.3% 6.3% Total Rate Base Forecast 28.0 30.7 32.5 34.5 36.8 38.4 7.2% 6.5% (1) Rate base is translated at a USD/CAD foreign exchange rate of $1.32. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. 2019 - 2024 RATE BASE BY SEGMENT 24

Capital Forecast (1) ($millions) 2020F 2021F 2022F 2023F 2024F 2020 - 2024 TOTAL Regulated - Independent Electric Transmission ITC 976 987 1,043 1,018 922 4,946 Regulated - US Electric & Gas UNS Energy 1,160 677 575 526 441 3,379 Central Hudson 292 309 359 306 292 1,558 Total Regulated - US Electric & Gas 1,452 986 934 832 733 4,937 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 507 546 648 850 688 3,239 FortisAlberta 436 460 421 420 417 2,154 FortisBC Electric 141 139 110 109 108 607 Other Electric (2) 502 473 485 442 352 2,254 Total Regulated - Canadian & Caribbean Electric & Gas 1,586 1,618 1,664 1,821 1,565 8,254 Non - Regulated 32 13 35 10 36 126 Total Capital Forecast 4,046 3,604 3,676 3,681 3,256 18,263 (1) Capital expenditures are translated at a USD/CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2020 - 2024 CAPITAL PLAN BY SEGMENT 25

FORTIS INC.

MAJOR CAPITAL PROJECTS[(1)]

($Millions)	Expected to be Incurred to the End of 2019	Total 2020-2024 Plan	Expected Year of Completion
ITC Multi-Value Regional Transmission Projects	646[(2)]	276	2023
ITC 34.5 kV to 69 kV Transmission Conversion Project	345[(2)]	268	Post-2024
UNS Southline Transmission Project	102	441	2022
UNS Oso Grande Wind Project	346	181	2020
FortisBC Lower Mainland Intermediate Pressure System Upgrade	397	72	2020
FortisBC Eagle Mountain Woodfibre Gas Line Project	-	350	2023
FortisBC Transmission Integrity Management Capabilities Project	14	517	Post-2024
FortisBC Inland Gas Upgrades Project	9	319	Post-2024
FortisBC Tilbury 1B New Project	12	352	2024
Wataynikaneyap Transmission Power Project[(3)]	188	437	2023



(1) Major capital projects are identified as those with a total project cost of $200 million or greater and exclude ongoing capital maintenance projects. Total project costs include forecasted capitalized interest and non-cash equity component of AFUDC. Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32.
(2) Reflects capital expenditures since date of acquisition of October 14, 2016.
(3) Reflects Fortis' assumed 39% share of the estimated capital spending for the project. Under the funding framework, Fortis will be funding its equity component only.

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REGULATED UTILITIES HAVE STRONG INVESTMENT - GRADE CREDIT RATINGS 27 Company ITC Regulated Subsidiaries A A1 n/a TEP A - A3 n/a Central Hudson A - A3 n/a FortisBC Energy n/a A3 A FortisBC Electric n/a Baa1 A (low) FortisAlberta A - Baa1 A (low) Newfoundland Power n/a A2 A